ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting 2012

The Annual General Meeting of Reed Elsevier PLC was held on Wednesday 25th April.

The table below shows the results of the poll on all 19 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	RESOLUTION	VOTES	%	VOTES	%	VOTES
		FOR		AGAINST		WITHHELD
1.	Receipt of financial statements	919,471,925	98.88	10,387,409	1.12	5,895,115

2.	Approval of Remuneration Report	883,059,742	94.96	46,896,628	5.04	5,798,079

3.	Declaration of final dividend	935,051,975	100.00	10,053	0.00	692,974

4.	Re-appointment of auditors	933,664,106	99.85	1,384,059	0.15	705,246

5.	Auditors’ remuneration	934,799,302	99.97	241,406	0.03	713,379

6.	Elect David Brennan as a director with effect from 01 November 2012	934,652,756	99.96	344,233	0.04	758,288

7.	Re-elect Mark Armour as a director	923,382,540	99.96	374,827	0.04	11,996,084

8.	Re-elect Mark Elliott as a director	931,091,941	99.71	2,721,779	0.29	1,936,960

9.	Re-elect Erik Engstrom as a director	934,691,071	99.97	325,223	0.03	737,071

10.	Re-elect Anthony Habgood as a director	932,781,615	99.84	1,470,087	0.16	1,507,702

11.	Re-elect Adrian Hennah as a director	924,967,462	99.40	5,580,695	0.60	5,206,980

12.	Re-elect Lisa Hook as a director	928,651,724	99.80	1,905,957	0.20	5,197,596

13.	Re-elect Robert Polet as a director	933,345,360	99.82	1,672,598	0.18	737,319

14.	Re-elect Sir David Reid as a director	870,376,032	96.89	27,971,538	3.11	37,391,618

15.	Re-elect Ben van der Veer as a director	933,714,401	99.86	1,302,861	0.14	736,911

16.	Authority to allot shares	824,727,604	88.66	105,519,552	11.34	5,504,611

17.	Disapplication of pre-emption rights	887,967,389	95.05	46,222,743	4.95	1,564,893

18.	Authority to purchase own shares	928,945,326	99.79	2,000,681	0.21	4,809,104

19.	Notice period for general meetings	853,591,737	91.30	81,382,394	8.70	780,980

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 6 and 17 to 19 are Special Resolutions.

4.	At the close of business on Monday 23 April 2012 the total number of ordinary shares in issue, excluding Treasury shares, was 1,217,539,851

5.	The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company’s website at www.reedelsevier.com.

6.	As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at .